UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                      FOR THE QUARTER ENDED March 31, 2004

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                  Page

ITEM 1 - Organization Chart                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      3

ITEM 3 - Associate Transactions                                              4

ITEM 4 - Summary of Aggregate Investment                                     6

ITEM 5 - Other Investments                                                   6

ITEM 6 - Financial Statements and Exhibits                                   6

                           ITEM 1 - ORGANIZATION CHART

                                                                              State      Percentage of
                                                                               of           Voting
                                                           Energy or Gas   Organization    Securities
               Name of Reporting Company                      Related                         Held        Nature of Business

Progress Ventures, Inc.                                        Energy           NC            100        Holding Company
     PV Synfuels, LLC                                          Energy           NC            100        Synthetic Fuel Production
            Solid Fuel  LLC                                    Energy           DE             90        Synthetic Fuel Production
            Sandy River Synfuel LLC                            Energy           DE             90        Synthetic Fuel Production
            Colona SynFuel Limited Partnership, L.L.L.P.       Energy           DE             17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                             Energy           NC            100        Energy Services Company
     Progress Energy Solutions, Inc.                           Energy           NC            100        Energy Services Company
          PES Engineering Corp.                                Energy           NC            100        Energy Engineering
 Progress Fuels Corporation                                    Energy           FL            100        Procurement and
                                                                                                         Transportation of Coal
     EFC Synfuel, LLC                                          Energy           DE            100        Holding Company
            Ceredo Synfuel, LLC                                Energy           DE             99        Synthetic Fuel Production
            Sandy River Synfuel, LLC                           Energy           DE             9         Synthetic Fuel Production
            Solid Energy LLC                                   Energy           DE             99        Synthetic Fuel Production
            Solid Fuel LLC                                     Energy           DE             9         Synthetic Fuel Production
     Kentucky May Coal Company, Inc.                           Energy           VA            100        Coal Mine
            Kanawha River Terminals, Inc.                      Energy           FL            100        Coal and Bulk Material
                                                                                                         Terminal
                   Black Hawk Synfuel, LLC                     Energy           DE            100        Synthetic Fuel Production
                       New River Synfuel, LLC                  Energy           CO             10        Synthetic Fuel Production
                   Ceredo Liquid Terminal, LLC                 Energy           DE            100        Emulsion Products Terminal
                   Coal Recovery V, LLC                        Energy           MO             25        Synthetic Fuel Marketing
                   Colona Newco, LLC                           Energy           DE            100        Holding Company
                       Colona SynFuel Limited                  Energy           DE            20.1       Synthetic Fuel Production
                       Partnership, L.L.L.P.
                   Colona Sub No. 2, LLC                       Energy           DE            100        Synthetic Fuel Production
                       Colona SynFuel Limited                  Energy           DE             1         Synthetic Fuel Production
                       Partnership, L.L.L.P.
                   Colona SynFuel Limited Partnership,         Energy           DE            61.9       Synthetic Fuel Production
                   L.L.L.P.
     Marmet Synfuel, LLC                                       Energy           DE            100        Synthetic Fuel Production
     Progress Materials, Inc.                                  Energy           FL            100        Manufacturing
     Progress Synfuel Holdings, Inc.                           Energy           DE            100        Holding Company
                   Ceredo Synfuel, LLC                         Energy           DE             1         Synthetic Fuel Production
                   Sandy River Synfuel, LLC                    Energy           DE             1         Synthetic Fuel Production
                   Solid Energy LLC                            Energy           DE             1         Synthetic Fuel Production
                   Solid Fuel LLC                              Energy           DE             1         Synthetic Fuel Production
     Riverside Synfuel, LLC.                                   Energy           WV            100        Synthetic Fuel Production
Utech LLC                                                      Energy           DE           11.56       Investment in electro-
                                                                                                         technology venture fund
Utech Climate Challenge Fund                                   Energy           DE            9.76       Investment in emissions
                                                                                                         reduction enterprise

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution                Company Making                Company Receiving                    Contribution
    Date                     Contribution                   Contribution                       Amount (in $)
    ----                     ------------                   ------------                       -------------
1/30/2004         PV Synfuels, LLC                       Solid Fuel LLC                         2,596,924.84
1/30/2004         EFC Synfuel, LLC                       Solid Fuel LLC                           259,692.48
1/30/2004         Progress Synfuel Holdings, Inc.        Solid Fuel LLC                            28,854.72
1/30/2004         PV Synfuels, LLC                       Sandy River Synfuel, LLC               2,207,774.27
1/30/2004         EFC Synfuel, LLC                       Sandy River Synfuel, LLC                 220,777.43
1/30/2004         Progress Synfuel Holdings, Inc.        Sandy River Synfuel, LLC                  24,530.82
2/27/2004         PV Synfuels, LLC                       Solid Fuel LLC                           398,229.95
2/27/2004         EFC Synfuel, LLC                       Solid Fuel LLC                            39,822.99
2/27/2004         Progress Synfuel Holdings, Inc.        Solid Fuel LLC                             4,424.78
2/27/2004         PV Synfuels, LLC                       Sandy River Synfuel, LLC                 968,542.10
2/27/2004         EFC Synfuel, LLC                       Sandy River Synfuel, LLC                  96,854.21
2/27/2004         Progress Synfuel Holdings, Inc.        Sandy River Synfuel, LLC                  10,761.58
3/31/2004         PV Synfuels, LLC                       Solid Fuel LLC                         2,014,313.36
3/31/2004         EFC Synfuel, LLC                       Solid Fuel LLC                           201,431.34
3/31/2004         Progress Synfuel Holdings, Inc.        Solid Fuel LLC                            22,381.27
3/31/2004         PV Synfuels, LLC                       Sandy River Synfuel, LLC               7,052,492.09
3/31/2004         EFC Synfuel, LLC                       Sandy River Synfuel, LLC                 705,249.22
3/31/2004         Progress Synfuel Holdings, Inc.        Sandy River Synfuel, LLC                  78,361.02


    Dividend         Company Making      Company Receiving      Dividend
      Date              Dividend              Dividend           Amount
      ----              --------              --------           ------
      n/a                  n/a                  n/a               0.00

                         ITEM 3. ASSOCIATE TRANSACTIONS

            Part I - Transactions Performed by Reporting Companies on
                         Behalf of Associate Companies

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged    Capital    Billed (in $)
                                                                                              (in $)        in $)
Progress Energy Solutions,  Carolina Power & Light      Energy                5,557,081                                 5,557,081
Inc.                        Company                     Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales           82,544,610                                82,544,610
Progress Fuels Corporation  Florida Power Corporation   Admin Services          253,419                                   253,419
Progress Fuels Corporation  DeSoto County Generating    Admin Services              343                                       343
                            Company, LLC
Progress Fuels Corporation  Carolina Power & Light      Admin Services           12,387                                    12,387
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             (58)                                      (58)
Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services           17,930                                    17,930
Progress Fuels Corporation  Powell Mountain Coal        Admin Services          884,504                                   884,504
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC.     Admin Services          246,222                                   246,222
Progress Fuels Corporation  Westchester Gas Company,    Admin Services          142,216                                   142,216
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services          224,278                                   224,278
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services              628                                       628
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services           96,834                                    96,834
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services        (413,797)                                 (413,797)
Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services          129,458                                   129,458
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services           31,115                                    31,115
Progress Fuels Corporation  Progress Rail Services      Admin Services        2,296,150                                 2,296,150
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services          474,679                                   474,679
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services          543,429                                   543,429
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services          765,625                                   765,625
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services        1,254,777                                 1,254,777
                            Inc.
Progress Fuels Corporation  Colona SynFuel Limited      Admin Services           43,859                                    43,859
                            Partnership, L.L.L.P.
Progress Fuels Corporation  Black Hawk Synfuel, LLC     Admin Services          143,212                                   143,212
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services          148,481                                   148,481

                                     ITEM 3.
           Part II - Transactions Performed by Associate Companies on
                         Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services         Charged      Costs Charged    Capital       Billed
                                                            Rendered          (in $)          (in $)        (in $)        (in $)
Carolina Power & Light      Strategic Resource           Admin Services        413,322                                   413,322
Company                     Solutions Corp.
Progress Energy Service     Strategic Resource           Admin Services        161,696                                   161,696
Co., LLC                    Solutions Corp.
Carolina Power & Light      Progress Energy Solutions,   Admin Services         29,630                                    29,630
Company                     Inc.
Progress Energy Service     Progress Energy Solutions,   Admin Services         70,529                                    70,529
Co., LLC                    Inc.
Powell Mountain Coal        Solid Fuel LLC               Fuel Sales         13,021,741                                13,021,741
Company, Inc.
Carolina Power & Light      Progress Fuels Corporation   Admin Services        479,431                                   479,431
Company
Florida Power Corporation   Progress Fuels Corporation   Admin Services        227,135                                   227,135
Progress Energy Service     Progress Fuels Corporation   Admin Services      8,118,340                                 8,118,340
Company, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services         88,810                                    88,810
Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel          215,911                                   215,911
                                                         Sales
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales            337,139                                   337,139
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales         22,851,036                                22,851,036
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services      3,031,053                                 3,031,053
Inc.
Kanawha River Terminals,    Colona SynFuel Limited       Coal Sales         29,736,726                                29,736,726
Inc.                        Partnership, L.L.L.P.
Kanawha River Terminals,    Colona SynFuel Limited       Land Rent               6,000                                     6,000
Inc.                        Partnership, L.L.L.P.
Kanawha River Terminals,    Colona SynFuel Limited       Admin Services      4,027,557                                 4,027,557
Inc.                        Partnership, L.L.L.P.
Ceredo Liquid Terminal, LLC Colona SynFuel Limited       Admin Services      1,332,696                                 1,332,696
                            Partnership, L.L.L.P.
Florida Power Corporation   Progress Materials, Inc.     Facilities                            30,753                     30,753
                                                         Costs
Florida Power Corporation   Progress Materials, Inc.     Fuel Sales            178,767                                   178,767

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (in 000's)
-----------------------------------------------------                           ----------
  Total consolidated capitalization as of March 31, 2004.                    $ 18,193,000     Line 1
      Total capitalization multiplied by 15%                                 $  2,728,950     Line 2
        (line 1 multiplied by 0.15)
      Greater of $50 million or line 2                                       $  2,728,950     Line 3
      Total current aggregate investment:
      (categorized by major line of energy related businesses)
           Synthetic Fuel                                                         314,396
           Emulsion Products Terminal                                                   0
           Electrotechnologies                                                     (4,537)
           Energy Service                                                          25,773
           Manufacturing                                                                0
               Total current aggregate investment                            $    335,631     Line 4
           Difference between the greater of $50 million or 15%
           of capitalization and the total aggregate investment of
           the registered holding company system (line 3 less line 4)        $  2,393,319     Line 5



                          ITEM 5 - OTHER INVESTMENTS 1

   Investment Balance                                            11/30/00

   Colona SynFuel Limited Partnership, L.L.L.P. 2               9,092,279
   Sandy River Synfuel, LLC                                    29,981,746
   Solid Fuel LLC                                              39,022,407
   Solid Energy LLC                                                     -
   Ceredo Synfuel, LLC                                                  -
   Ceredo Liquid Terminal, LLC                                          -
   Progress Materials, Inc.                                     2,553,487
   Strategic Resource Solutions Corp.                         119,526,168
   Utech LLC 3                                                  4,542,352
   Utech Climate Challenge Fund, LP                             2,249,375


                          ITEM 6 - FINANCIAL STATEMENTS

Financial statements are available in hardcopy or softcopy upon request.


--------
1 These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) as the Commission has determined that a majority of this system company's subsidiaries' assets are not retainable under the standards of
Section 11(b)(1) of the Act
2 This entity's correct legal name is Colona SynFuel Limited Partnership, L.L.L.P., the Delaware limited liability limited partnership that was originally organized as a limited partnership effective February 27, 1998 and then became a limited liability limited partnership effective July 6, 1998.
3 Effective March 2003, Utech Venture Capital Corporation merged into Utech LLC.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                   PROGRESS ENERGY, INC.
                                   Registrant



Date:    June 1, 2004              By: /s/Thomas R. Sullivan
                                       ---------------------
                                       Name:  Thomas R. Sullivan
                                       Title:   Treasurer